

Mailstop 3233

December 30, 2015

<u>Via E-Mail</u>
Lisa Mumford
Chief Financial Officer
Ellington Residential Mortgage REIT
53 Forest Avenue
Old Greenwich, CT 06870

> **Re: Ellington Residential Mortgage REIT**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 12, 2015**
> **File No. 1-35896**

Dear Ms. Mumford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Trends and Recent Market Developments</u>

<u>Portfolio Overview and Outlook, page 53</u>

1.   We note your risk factor disclosure on page 17 on the impact of prepayment rate changes on the performance of your assets and your disclosure on page 50 regarding prepayment rate trends. In future Exchange Act periodic reports, please consider providing disclosure regarding the constant prepayment rate for the RMBS assets in your portfolio. Additionally, please provide disclosure regarding trends in your constant prepayment rate, or advise us why you do not believe such information is material to investors.

Financial Condition, page 56

2.   We note your disclosure on page 34 of your Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, stating ". . . increases in prepayments were not consistent across coupon and issue year vintages. Many of the more recent vintage coupons showed very sharp increases in prepayment speeds while more seasoned vintages were generally less reactive." In future Exchange Act reports, please provide information about the age of the mortgage loans underlying your RMBS, or advise us why you believe loan seasoning data is not material.

Core Earnings, page 60

3.   We note your use of Core Earnings, a non-GAAP measure, in this filing. In future Exchange Act periodic reports, please include all of the disclosures required by Item 10(e) of Regulation S-K, including a discussion of why management believes Core Earning provides useful information to investors regarding your financial condition and results of operations.

Interest Expense, page 61

4.   It appears that your net periodic expense paid or payable under your interest rate swaps includes only realized and unrealized gains (losses) on periodic settlements of interest rate swaps. Please tell us how you determined it was not necessary to include the impact from the realized and unrealized gains (losses) other than periodic settlements of interest rate swaps. Within your response, please clarify the nature of the gains and losses excluded.

Contractual Obligations and Commitments, page 65

5.   In future Exchange Act periodic reports, please present information regarding your known contractual obligations in the tabular format referred to in Item 303(a)(5) of Regulation S-K or tell us why you believe this disclosure is not required.

Definitive Proxy Statement

6.   We note your disclosure on page 15, stating ". . . although we have not done so to date, if we invest at issuance in the equity of any collateralized debt obligation, or "CDO", that is managed, structured or originated by EMG or one of its affiliates, or if we invest in any other investment fund or other investment for which EMG or one of its affiliates receives management, origination or structuring fees, the base management and incentive fees payable by us to our Manager will be reduced by an amount equal to the applicable portion (as described in the management agreement) of any such management fees, origination fees or structuring fees." In future Exchange Act periodic reports, please revise your disclosure to describe the criteria governing, and amount of, incentive fees

paid or payable by you to your Manager, or advise us why you do not believe such disclosure is material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Jennifer Monick, Assistant Chief Accountant at 202.551.3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at 202.551.3207 or the undersigned at 202.551.3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Jason S. Frank
        Associate General Counsel
        Ellington Management Group